Exhibit 99.1

Perion Expands its Current Share Repurchase Program to a Total of $125 Million

NEW YORK & TEL AVIV – March 10, 2025 -  Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today that its Board of Directors authorized a $50 million expansion of the previously authorized share repurchase program of $75 million of its outstanding shares, to a total of $125 million. As of December 31, 2024, the company repurchased a total of 5.2 million shares, at a total amount of $46.8 million.  The expansion of the program is subject to the issuance of the Company’s audited annual financial report for the year 2024.

“The expansion of our share repurchase program reflects and reinforces our confidence in our ability to continue to generate positive free cash flow and the strength of our balance sheet,” said Tal Jacobson, Perion’s CEO. “We believe that the current share price does not reflect the strength of Perion’s business and the value of our strategic evolution to Perion One.”

The Expanded Program continues to have an indefinite term. Share repurchases under the program will be made from time to time in open market purchases, private transactions, or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to price, regulatory requirements, and capital availability. The Expanded Program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended, or discontinued at any time without further notice.

About Perion Network Ltd.

Perion is helping agencies, brands, and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.
For more information, visit Perion’s website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com